UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934
(Amendment No. 7)

L-1 Identity Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

50212A 10 6
(CUSIP Number)

Aston Capital Partners L.P.
c/o L-1 Investment Partners LLC
177 Broad Street
Stamford, CT 06901

with a copy to:

Marita A. Makinen, Esq.
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
(212) 262-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	Aston Capital Partners L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	PN

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	Aston Capital Partners GP LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	OO

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	L-1 Investment Partners LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	OO

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	Robert V. LaPenta
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	James A. DePalma
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	Joseph S. Paresi
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

Cusip No.    50212A 10 6

1		NAME OF REPORTING PERSON:	Doni L. Fordyce
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [...] (b) [X]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0%
14		TYPE OF REPORTING PERSON:	IN

       This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D originally filed on December 23, 2005 (the “Original Schedule”), by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the “Reporting Persons”) and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the “Company”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Original Schedule, as amended to date.  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

       Item 4.  Purpose of the Transaction.

       Item 4 is hereby supplemented by adding the following:

       On July 25, 2011 (the “Closing Date”), the Company consummated the Merger contemplated by that certain Agreement and Plan of Merger, dated as of September 19, 2010 (the “Merger Agreement”), by and among Safran SA (“Safran”) and Laser Acquisitions Sub Inc. (“Merger Sub”), pursuant to which Safran acquired the Company through the merger of Merger Sub with and into the Company (the “Merger”).  On the Closing Date, each outstanding share of the Company Common Stock (other than the shares previously owned by Safran or Merger Sub, treasury shares and any dissenting shares, as applicable) were converted into the right to receive $12.00 per share in cash pursuant to the terms of the Merger Agreement (the “Consideration”).  Upon receipt of the Consideration, the Reporting Persons no longer beneficially owned shares of the Company Common Stock.

       The Voting and Support Agreement terminated in accordance with its terms on the Closing Date.

       References to, and descriptions of, the Merger Agreement and the Voting and Support Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement and the Voting and Support Agreement.  The Merger Agreement was incorporated by reference as Exhibit 10.1 of Amendment No. 6 to the Original Schedule, and is incorporated by reference into this Item 4 in its entirety.  The Voting and Support Agreement was incorporated by reference as Exhibit 10.2 of Amendment No. 6 to the Original Schedule, and is incorporated by reference into this Item 4 in its entirety.

       Item 5.  Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)-(b)  None of the Reporting Persons may be deemed to beneficially own any shares of the Company Common Stock and have no power to vote or dispose of any shares of Company Common Stock.

       (c)           Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Company Common Stock during the sixty days preceding this Amendment.

       (d)           The right to receive dividends on, and proceeds from the sale of the shares of Company Common Stock which may be beneficially owned by the entities described in (a) and (b) above, is governed by the limited liability company agreements and limited partnership agreement of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous limited partnership interests in addition to Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce.

       (e)    The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company Common Stock on July 25, 2011.

       Item 7.  Material to be Filed as Exhibits.

    Exhibt No.       Description

10.1	Agreement and Plan of Merger, dated as of September 19, 2010, by and among L-1 Identity Solutions, Inc., Safran SA and Laser Acquisition Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on September 21, 2010).

10.2
Voting and Support Agreement, dated as of September 19, 2010, by and among Safran SA, Laser Acquisition Sub Inc. and the stockholders of L-1 Identity Solutions, Inc. party thereto (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on September 21, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

ASTON CAPITAL PARTNERS L.P.

By: Aston Capital Partners GP LLC, its general partner

By:	/s/ James A. DePalma
Name: James A. DePalma
Title: Partner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

ASTON CAPITAL PARTNERS GP LLC

By:	/s/ James A. DePalma
Name: James A. DePalma
Title: Partner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

L-1 INVESTMENT PARTNERS LLC

By:	/s/ James A. DePalma
Name: James A. DePalma
Title: Partner

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

ROBERT V. LAPENTA

/s/ Robert V. LaPenta
Robert V. LaPenta

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

JAMES A. DEPALMA

/s/ James A. DePalma
James A. DePalma

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

JOSEPH S. PARESI

/s/ Joseph S. Paresi
Joseph S. Paresi

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2011

DONI L. FORDYCE

/s/ Doni L. Fordyce
Doni L. Fordyce